Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement appears for information purpose only and does not constitute an invitation or offer to acquire, purchase or subscribe for any securities of the Company.

This announcement appears for information purpose only and does not constitute an invitation or offer to Shareholders or any other persons to acquire, purchase or subscribe for any securities of the Company in Hong Kong, the United States or elsewhere, nor shall it (or any part of it) or the fact of its distribution, form the basis of, or be relied on in connection with, any contract or invitation to subscribe for securities, and is provided for information only. The distribution of this announcement may be restricted by law in certain jurisdictions and persons into whose possession the information referred to herein comes should inform themselves about and observe any such restriction. Any failure to comply with these restrictions may constitute a violation of the laws of any such jurisdictions. Securities referred to in this announcement have not been issued, registered in accordance with any securities laws and regulations or allowed to be offered to public or to circulate in Hong Kong, the United States, or elsewhere. No representation is made that any such securities will be issued or so registered or allowed to be offered to the public or circulated in Hong Kong, the United States or elsewhere. Securities may not be offered or sold in the United States absent registration under the U.S. Securities Act of 1933, as amended (the “Securities Act”), or an exemption from registration under the Securities Act. Any public offering of securities to be made in the United States will be made by means of a prospectus that may be obtained from the issuer and that will contain detailed information about the issuer and its management, as well as financial statements.

GRAPHEX GROUP LIMITED

烯 石 電 動 汽 車 新 材 料 控 股 有 限 公 司

(Incorporated in the Cayman Islands with limited liability)

(Stock code: 6128)

(I) RESULTS OF THE RIGHTS ISSUE ON THE BASIS OF

THREE (3) RIGHTS SHARES FOR EVERY ONE (1)

CONSOLIDATED SHARE HELD ON THE RECORD DATE;

(II) ADJUSTMENT TO THE OUTSTANDING SHARE OPTIONS

UNDER THE 2014 SHARE OPTION SCHEME;

(III) ADJUSTMENT TO THE NUMBER OF SHARES

SUBJECT TO THE 2023 SHARE AWARD SCHEME;

(IV) ADJUSTMENT TO THE OUTSTANDING CONVERTIBLE NOTES;

AND

(V) ADJUSTMENT TO THE OUTSTANDING WARRANTS

Financial Adviser to the Company Vinco Financial Limited	Placing Agent to the Company

Reference is made to the prospectus (the “Prospectus”) of Graphex Group Limited (the “Company”) dated 8 April 2025 in relation to the Rights Issue on the basis of three (3) Rights Shares for every one (1) Consolidated Share held on the Record Date and the announcement of the Company dated 2 May 2025 in relation to the applications for the Rights Shares and number of Unsubscribed Rights Shares subject to the Compensatory Arrangements (the “Announcement”). Unless the context otherwise requires, capitalised terms used in this announcement shall have the same meanings as those defined in the Prospectus and Announcement.

RESULTS OF RIGHTS ISSUE

As disclosed in the Announcement, as at 4:00 p.m. on Thursday, 24 April 2025, being the Latest Time for Acceptance, a total of 11 valid applications had been received for a total of 64,826,370 Rights Shares, representing approximately 9.2% of the total number of Rights Shares offered under the Rights Issue. Accordingly, the remaining 639,457,686 Unsubscribed Rights Shares (each a “Placing Share”), representing approximately 90.8% of the total number of Rights Shares offered under the Rights Issue, were subject to the Compensatory Arrangements.

RESULTS OF THE COMPENSATORY ARRANGEMENTS

The Board is pleased to announce that as at 4:00 p.m. on Monday, 12 May 2025, being the latest time of Placing of the Placing Shares by the Placing Agent, 639,400,000 Placing Shares were successfully placed to twenty (20) independent placees at the Placing Price of HK$0.17 per Placing Share, which is equal to the Subscription Price, under the Placing. Therefore, there is no Net Gain available to be distributed to the No Action Shareholders under the Compensatory Arrangements.

Based on the acceptance results of the Rights Issue and the Placing results of the Compensatory Arrangements, the Rights Shares (including the Placing Shares) to be allotted and issued amounted to 704,226,370 Shares, representing 99.99% of the total number of Rights Shares offered for subscription under the Rights Issue.

To the best of the Directors’ knowledge, information and belief after having made all reasonable enquiries, each of the placees under the Placing and where appropriate, their respective ultimate beneficial owner(s), is independent of and not connected with the Company and its connected persons and not a connected person of the Company. As all the conditions with respect to the Rights Issue as set out in the Prospectus have been fulfilled, the Rights Issue became unconditional at 4:00 p.m. on Tuesday, 13 May 2025.

The gross proceeds raised from the Rights Issue (including the Placing) before expenses were approximately HK$119.7 million and the net proceeds from the Rights Issue after deducting the expenses and after expenses were approximately HK$115.7 million.

As disclosed in the Prospectus, the Company intends to apply the net proceeds from the Rights Issue of approximately HK$115.7 million as follows: as to (i) approximately HK$57.9 million or 50.0% of the maximum net proceeds for the implementation of the Phase 2 Project in Laixi City, the PRC; (ii) approximately HK$34.7 million or 30.0% of the maximum net proceeds for repayment of loans and interests of the Group; and (iii) approximately HK$23.1 million or 20.0% of the maximum net proceeds as general working capital of the Group including salary and rental payments for the coming nine to twelve months.

EFFECT ON THE RIGHTS ISSUE ON THE SHAREHOLDING STRUCTURE OF THE COMPANY

Based on the information available to the Company and to the best of the Directors’ knowledge, information and belief after having made all reasonable enquiries, set out below is the shareholding structure of the Company immediately before and after the completion of the Rights Issue and the Placing:

	Immediately before completion of the Rights Issue and the Placing		Immediately after completion of the Rights Issue and the Placing
		Approx.		Approx.
	No. of Shares	percentage %	No. of Shares	percentage %

Chan Yick Yan Andross (Note 1)	19,722,177	8.40	34,722,177	3.70
PBLA Limited	15,024,734	6.40	15,024,734	1.60
Lau Hing Tat Patrick (Note 2)	11,179,089	4.76	28,945,089	3.08
Qiu Bin	136,000	0.06	136,000	0.01

Public Shareholders
Independent Placees:
Justin Yu	2,500,000	1.06	92,500,000	9.85
Tycoon Partner Holdings Ltd.	12,100,000	5.15	93,500,000	9.96
Other Placees each with shareholdings less than 5%	–	–	468,000,000	49.84
Other public Shareholders	174,099,352	74.17	206,159,722	21.96
	234,761,352	100.00	938,987,722	100.00

Notes:

1.	Immediately before completion of the Rights Issue and the Placing, Mr. Chan held 978,800 Shares by himself, and 18,743,377 Shares through CYY Holdings Limited. Immediately after completion of the Rights Issue and the Placing, Mr. Chan held 978,800 Shares by himself, and 33,743,377 Shares through CYY Holdings Limited. Mr. Chan is the beneficial owner of the entire issued capital of CYY Holdings Limited.

2.	Immediately before completion of the Rights Issue and the Placing, Mr. Lau held 1,978,400 Shares by himself, and 9,200,689 Shares through LSBJ Holdings Limited. Immediately after completion of the Rights Issue and the Placing, Mr. Lau held 4,744,400 Shares by himself, and 24,200,689 Shares through LSBJ Holdings Limited. Mr. Lau is the beneficial owner of the entire issued capital of LSBJ Holdings Limited.

DESPATCH OF SHARE CERTIFICATES

The share certificates for all fully-paid Rights Shares are expected to be posted on Thursday, 22 May 2025 to those entitled thereto at their registered addresses by ordinary post at their own risks. Given the Rights Issue has become unconditional, no monies received in respect of the relevant PALs will be refunded, and no refund cheque will be posted, to any accepting or applying shareholders.

COMMENCEMENT OF DEALINGS IN THE RIGHTS SHARES

Dealings in the fully-paid Rights Shares on the Stock Exchange are expected to commence at 9:00 a.m. on Friday, 23 May 2025.

ADJUSTMENT TO THE OUTSTANDING SHARE OPTIONS UNDER THE 2014 SHARE OPTION SCHEME

As at the date of this announcement, there are Outstanding Share Options for subscription of an aggregate of 1,935,538 Shares at an exercise price of HK$3.25 per Share under the 2014 Share Option Scheme. Immediately upon the completion of the Rights Issue, the adjusted number of Shares issuable on the exercise in full of the Outstanding Share Options will become 3,450,306 at an adjusted exercise price of HK$1.82 per Share.

ADJUSTMENT TO THE NUMBER OF SHARES SUBJECT TO THE 2023 SHARE AWARD SCHEME

As at the date of this announcement, the number of Shares that may be issued in respect of the share awards granted under the 2023 Share Award Scheme is 2,925,614 Shares. Immediately upon the completion of the Rights Issue, the adjusted number of Shares Awards will become 5,215,224.

ADJUSTMENT TO THE OUTSTANDING CONVERTIBLE NOTES

As at the date of this announcement, the Company has 1,168,461 Outstanding Convertible Notes with aggregate principal value of US$490,000, which is equivalent to approximately HK$3,797,500 at the fixed exchange rate of HK$7.75:US$1 at a conversion price of HK$3.25 per conversion Share. Below is the adjustment and other relevant information in respect of the Outstanding Convertible Notes.

	Outstanding	Immediately before the completion		Immediately upon the completion
	principal	of the Rights Issue		of the Rights Issue
	amount as at	Adjusted	Adjusted number	Adjusted	Adjusted number
	the date of this	conversion price	of conversion	conversion price	of conversion
Issue date	announcement	per Share	Shares	per Share	Shares

24 August 2021	US$290,000	HK$3.25	691,538	HK$0.17	13,220,588
10 January 2022	US$200,000	HK$3.25	476,923	HK$0.17	9,117,647

ADJUSTMENT TO THE OUTSTANDING WARRANTS

As at the date of this announcement, the Company has 17,884,615 warrants outstanding (“Outstanding Warrants”). Each warrant entitles the registered holder the rights to subscribe one Share at the exercise price of HK$3.25 per Share. Below is the adjustment and other relevant information in respect of the Outstanding Warrants.

	Outstanding	Immediately before the completion		Immediately upon the completion
	principal	of the Rights Issue		of the Rights Issue
	amount as at	Adjusted	Adjusted number	Adjusted	Adjusted number
	the date of this	exercise price	of warrant	exercise price	of warrant
Issue date	announcement	per Share	Shares	per Share	Shares

10 September 2021	US$4,045,000	HK$3.25	9,645,769	HK$0.17	184,404,411
10 January 2022	US$3,455,000	HK$3.25	8,238,846	HK$0.17	157,507,352

The Independent Financial Adviser has certified the adjustment to the adjusted number of Shares issuable on the exercise in full and the adjusted exercise piece per Share of the Outstanding Options, the adjust number of Shares Awards, the conversion price and number of conversion Shares of the Convertible Notes, and the adjusted exercise price per Share and adjusted number of warrant shares referred to in this announcement.

Save for the abovementioned adjustments, all other terms and conditions of the 2014 Share Option Scheme, 2023 Share Award Scheme, the Outstanding Convertible Notes and the Outstanding Warrants have remained unchanged.

By order of the Board Graphex Group Limited Lau Hing Tat Patrick Chairman

Hong Kong, 21 May 2025

As at the date of this announcement, the executive Directors are Mr. Lau Hing Tat Patrick, Mr. Chan Yick Yan Andross and Mr. Qiu Bin; the non-executive Director is Mr. Ma Lida; and the independent non-executive Directors are Ms. Tam Ip Fong Sin, Mr. Wang Yuncai, Mr. Liu Kwong Sang and Mr. Tang Zhaodong.

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